UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 Transaction Statement

Under Section 13(e) of the Securities Exchange Act of 1934

China Yida Holding, Co.

(Name of the Issuer)

China Yida Holding, Co.

China Yida Holding Acquisition Co.

Mr. Minhua Chen

Ms. Yanling Fan

(Names of Persons Filing Statement)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

China Yida Holding, Co. 28/F, Yifa Building No. 111 Wusi Road Fuzhou, Fujian Provence People’s Republic of China 350003 +(86) 591 2808 2230	Mr. Minuha Chen c/o China Yida Holding, Co. 28/F, Yifa Building No. 111 Wusi Road Fuzhou, Fujian Provence People’s Republic of China 350003 +(86) 591 2808 2230	Ms. Yanling Fan c/o China Yida Holding, Co. 28/F, Yifa Building No. 111 Wusi Road Fuzhou, Fujian Provence People’s Republic of China 350003 +(86) 591 2808 2230

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Joseph Chan, Esq. Sidley Austin LLP Suite 2009, 5 Corporate Avenue 150 Hubin Road Shanghai 200021 China	David Sass, Esq. Steve Schuster, Esq. McLaughlin & Stern, LLP 260 Madison Avenue New York, NY 10024

This statement is filed in connection with (check the appropriate box):

a	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☐	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$5,468,000.16	$550.63

* Calculated solely for the purposes of determining the filing fee. The filing fee is calculated based on the sum of 1,646,988 shares of common stock issued and outstanding as of March 30, 2016 (being the remainder of the 3,914,580 shares of common stock outstanding as of March 30, 2016 minus the 2,267,592 shares of common stock beneficially owned by the Principal Shareholders) multiplied by $3.32 per share Merger consideration (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, was calculated by multiplying the Transaction Valuation by 0.0001007.

☑   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $550.63

Form or Registration No.: Schedule 14A—Preliminary Proxy Statement

Filing Party: China Yida Holding, Co.

Date Filed: April 15, 2016

INTRODUCTION

This Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

●	China Yida Holding, Co. (the “Company”);
●	China Yida Holding Acquisition Co. (“Acquisition”);
●	Mr. Minhua Chen (“Mr. Chen”); and
●	Ms. Yanling Fan (“Ms. Fan”).

In this Transaction Statement, we refer to Mr. Minhua Chen and Ms. Yanling Fan collectively as the “Principal Shareholders.” We refer to the Principal Shareholders, Acquisition and their affiliates collectively as the “Buyer Group”.

On March 8, 2016, the Company entered into an agreement and plan of merger with China Yida Holding Acquisition Co. (“Acquisition”), a Corporation organized under the laws of the State of Nevada. On April 12, 2016, having determined that a merger in which the Company survives is a more efficient structure, the Company and Acquisition agreed to enter into an amended and restated agreement and plan of merger (the “Merger Agreement”). Under the terms of the Merger Agreement, Acquisition will be merged with and into the Company (the “Merger”), with the Company surviving the Merger. Acquisition is wholly-owned by Mr. Chen and Ms. Fan as of the date of this Transaction Statement. The Merger is a going private transaction by the Buyer Group.

If the Merger is approved by the required stockholder approval and consummated, each of the Company’s shares of common stock (the “Company Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Shares”) will be cancelled and automatically converted into the right to receive US$3.32 in cash without interest, except for Shares (the “Principal Shares”) owned by the Principal Shareholders. After completion of the Merger, the Principal Shares will be the only issued and outstanding shares of the surviving company. Shares with respect to which dissenters’ rights have been properly exercised and not withdrawn or lost will be cancelled in consideration for the right to receive the fair value of such dissenting shares in accordance with the Nevada Revised Statutes.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the stockholders of the Company. The Merger Agreement must be approved by the affirmative vote (in person or by proxy) of the holders of at least a majority of the outstanding shares of Company Common Stock in accordance with the Company’s articles of incorporation and bylaws and the Nevada Revised Statutes. As of March 30, 2016, the Principal Shareholders, as a group, beneficially owned 2,267,592 shares of Company Common Stock, which represent approximately 57.9% of the total outstanding shares of the Company Common Stock. The Principal Shareholders have agreed, under a voting agreement dated April 12, 2016 (the “Voting Agreement”), to vote all the shares of Company Common Stock beneficially owned by them in favor of the proposal to approve the Merger Agreement.

Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) under Regulation 14A of the Exchange Act, relating to a special meeting of the stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve the Merger Agreement and to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the Merger Agreement. The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Preliminary Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is hereby incorporated herein by reference, and the responses to each such item in this Transaction Statement are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Preliminary Proxy Statement.

1

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

Item 2	Subject Company Information

(a)         Name and Address. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“The Merger—The Parties”

(b)         Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Special Meeting—Record Date and Quorum”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

●	“Common Stock Transaction Information”

(c)         Trading Market and Price. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Common Stock Transaction Information”

(d)         Dividends. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Common Stock Transaction Information”

(e)         Prior Public Offerings. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Common Stock Transaction Information”

(f)         Prior Stock Purchases. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Common Stock Transaction Information”

Item 3	Identity and Background of Filing Person

(a)         Name and Address. China Yida Holding, Co. is the subject company. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—The Parties”

●	“Annex C—Directors and Executive Officers of Each Filing Person”

2

(b)         Business and Background of Entities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—The Parties”

●	“Annex C—Directors and Executive Officers of Each Filing Person”

(c)         Business and Background of Natural Persons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—The Parties”

●	“Annex C—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)         Material Terms —Tender Offers. Not applicable.

(a)-(2)         Material Terms—Mergers or Similar Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Reasons of the Buyer Group for the Merger”

●	“The Merger—Position of the Buyer Group as to the Fairness of the Merger”

●	“The Special Meeting”

●	“The Agreement and Plan of Merger”

●	“Certain Material U.S. Federal Income Tax Consequences”

●	“Certain Material PRC Income Tax Consequences”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(c)         Different Terms. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Merger—Effect of the Merger on the Company”

3

●	“The Merger—Financing of the Merger”

●	“The Merger—Voting Agreement”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(d)         Appraisal Rights. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“Dissenter’s Rights for Holders of Common Stock”

●	“Annex E—Nevada Rights of Dissenting Owners”

(e)         Provisions for Unaffiliated Security Holders. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

There have been no other provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons.

(f)         Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contacts, Transactions, Negotiations and Agreements

(a)         Transactions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Merger—Relationship between Company and Buyer Group”

●	“The Agreement and Plan of Merger”

●	“Common Stock Transaction Information”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(b)         Significant Corporate Events. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

4

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Reasons of the Buyer Group for the Merger”

●	“The Merger—Position of the Buyer Group as to the Fairness of the Merger”

●	“The Merger—Effect of the Merger on the Company”

●	“The Merger—Financing of the Merger”

●	“The Merger—Limited Guarantee”

●	“The Merger—Voting Agreement”

●	“The Merger—Limitation of Liability”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Special Meeting—Vote Required”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(c)         Negotiations or Contacts. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—Background of the Merger”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(e)         Agreements Involving the Subject Company’s Securities. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Plans for the Company after the Merger”

●	“The Merger—Financing of the Merger”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Merger—Limited Guarantee”

●	“The Merger—Voting Agreement”

●	“The Agreement and Plan of Merger”

●	“Common Stock Transaction Information”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

5

Item 6	Purposes of the Transaction and Plans or Proposals

(b)       Use of Securities Acquired. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Merger—Effect of the Merger on the Company”

●	“The Merger—Plans for the Company after the Merger”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(c)(1)-(8) Plans. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Reasons of the Buyer Group for the Merger”

●	“The Merger—Effect of the Merger on the Company”

●	“The Merger—Plans for the Company after the Merger”

●	“The Merger—Financing of the Merger”

●	“The Merger—Voting Agreement”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Merger—Delisting and Deregistration of the Company Common Stock”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)         Purposes. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

6

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Reasons of the Buyer Group for the Merger”

●	“The Merger—Effect of the Merger on the Company”

●	“The Merger—Plans for the Company after the Merger”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(b)         Alternatives. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Reasons of the Buyer Group for the Merger”

●	“The Merger—Position of the Buyer Group as to the Fairness of the Merger”

●	“The Merger—Effects on the Company if the Merger is not Completed”

●	“The Merger—Alternatives to the Merger”

(c)         Reasons. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Opinion of the Special Committee’s Financial Advisor”

●	“The Merger—Reasons of the Buyer Group for the Merger”

(d)         Effects. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Effect of the Merger on the Company”

7

●	“The Merger—Plans for the Company after the Merger”

●	“The Merger—Effects on the Company if the Merger is not Completed”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Merger—Delisting and Deregistration of the Company Common Stock”

●	“The Agreement and Plan of Merger”

●	“Certain Material U.S. Federal Income Tax Consequences”

●	“Certain Material PRC Income Tax Consequences”

●	“Dissenter’s Rights for Holders of Common Stock”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

●	“Annex E— Nevada Rights of Dissenting Owners”

Item 8	Fairness of the Transaction

(a)-(b)         Fairness; Factors Considered in Determining Fairness. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Opinion of the Special Committee’s Financial Advisor”

●	“The Merger—Position of the Buyer Group as to the Fairness of the Merger”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“Annex B—Opinion of ROTH Capital Partners.”

●	“Annex E— Nevada Rights of Dissenting Owners”

(c)         Approval of Security Holders. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Special Meeting—Vote Required”

●	“The Special Meeting—Record Date and Quorum”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

8

(d)         Unaffiliated Representative. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of ROTH Capital Partners”

(e)         Approval of Directors. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

(f)         Other Offers. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)         Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Background of the Merger”

●	“The Merger—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of ROTH Capital Partners”

(b)         Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“The Merger—Opinion of the Special Committee’s Financial Advisor”

●	“Annex B—Opinion of ROTH Capital Partners”

(c)         Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

●	“Where You Can Find More Information”

9

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the shares of Company Common Stock or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)         Source of Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Financing of the Merger”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(b)         Conditions. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Financing of the Merger”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(c)         Expenses. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“The Merger—Effects on the Company if the Merger is not Completed”

●	“The Merger—Fees and Expenses”

●	“The Agreement and Plan of Merger”

●	“Annex A—The Amended and Restated Agreement and Plan of Merger”

(d)         Borrowed Funds. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Financing of the Merger”

Item 11	Interest in Securities of the Subject Company

(a)         Securities Ownership. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

10

●	“The Merger—Interests of Certain Persons in the Merger”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)         Securities Transactions. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Common Stock Transaction Information”

Item 12	The Solicitation or Recommendation

(d)         Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Financing of the Merger”

●	“The Merger—Voting Agreement”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“The Special Meeting—Vote Required”

●	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)         Recommendations of Others. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Position of the Buyer Group as to the Fairness of the Merger”

Item 13	Financial Statements

(a)         Financial Information. The audited financial statements of the Company for the fiscal year ended December 31, 2015 are incorporated herein by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed on March 30, 2016 (see page F-1 and following pages).

The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Selected Financial Information”

●	“Where You Can Find More Information”

(b)         Pro Forma Information. Not applicable.

11

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)         Solicitation or Recommendations. The information set forth in the Preliminary Proxy Statement under the following caption is incorporated herein by reference:

●	“Summary Term Sheet”

●	“Questions and Answers about the Special Meeting and the Merger”

●	“The Merger—Background of the Merger”

●	“The Merger—Recommendation of Our Board of Directors and the Special Committee and Their Reasons for the Merger”

●	“The Merger—Fees and Expenses”

●	“The Special Meeting—Proxies and Revocation”

(b)         Employees and Corporate Assets. The information set forth in the Preliminary Proxy Statement under the following captions is incorporated herein by reference:

●	“Summary Term Sheet”

●	“The Merger—Interests of Certain Persons in the Merger”

●	“Annex C—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)         Other Material Information. The information contained in the Preliminary Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

The exhibits to this Transaction Statement are listed in the Exhibit Index, which appears elsewhere herein and is incorporated herein by reference.

12

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2016

China Yida Holding, Co.

By:	/s/ Renjiu Pei
Name:	Renjiu Pei
Title:	Director and Chair of Special Committee

China Yida Acquisition Holding Co.

By:	/s/ Minhua Chen
Name:	Minhua Chen
Title:	Director

Minhua Chen

By:	/s/ Minhua Chen

Yanling Fan

By:	/s/ Yanling Fan

13

Exhibit Index

(a)-(1) Preliminary Proxy Statement of China Yida Holding, Co., incorporated by reference to the Schedule 14A filed with the SEC on April 15, 2016.

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Preliminary Proxy Statement.

(a)-(4) Press Release issued by the Company, dated March 10, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on March 10, 2016.

(c)-(1) Opinion of ROTH Capital Partners, dated March 8, 2016, incorporated herein by reference to Annex B to the Preliminary Proxy Statement.

(c)-(2) Presentation Materials prepared by ROTH Capital Partners for discussion with the Special Committee, dated March 8, 2016.

(d)-(1) Amended and Restated Agreement and Plan of Merger, dated as of April 12, 2016, between the Company and Acquisition, incorporated herein by reference to Annex A to the Preliminary Proxy Statement.

(d)-(2) Voting Agreement, dated April 12, 2016, by the Acquisition and the Principal Shareholders, incorporated herein by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Company with the SEC on April 13, 2016.

(d)-(3) Amended and Restated Limited Guarantee, dated as of April 12, 2016 by Mr. Chen and Ms. Fan in favor of the Company, incorporated herein by reference to Exhibit 9.2 to the Current Report on Form 8-K filed by the Company with the SEC on April 13, 2016.

(f) A detailed statement describing stockholders’ appraisal rights and the procedures for exercising those appraisal rights is included as Annex E to the Agreement and Plan of Merger, and is incorporated herein by reference.

(g) Not applicable.

Fairness Opinion Presentation to the Special Committee of the Board of Directors of China Yida Holding, Co. March 8, 2016 | March 8, 2016 CONFIDENTIAL

2 | March 8, 2016 CONFIDENTIAL This presentation was prepared by ROTH Capital Partners, LLC (“ROTH”) and provided to the Special Committee of the Board of Directors of China Yida Holding, Co . (the “Company”) in connection with their consideration of a potential “go - private” transaction . This presentation has been provided to the Board of Directors by ROTH and may not be used or relied upon by any other person for any purpose without the written consent of ROTH . The information contained herein is confidential . By accepting this presentation you agree to use it for informational purposes only and will not disclose any such information to any other party without the written consent of ROTH . This presentation has not been prepared with a view toward public disclosure under state or federal securities laws or otherwise . Reproduction, dissemination, quotation, summarization or reference to this presentation without our written consent is prohibited . The information utilized in preparing this presentation was obtained from the Company and other public sources . ROTH assumes no responsibility for independent investigation or verification of such information and has relied on such information being complete and accurate in all material respects . To the extent such information includes estimates and/or forecasts of future performance prepared by Company management, we have assumed that such estimates and forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Company management . No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon as, a representation, whether as to the past or the future . ROTH has no obligation, express or implied, to update any or all of the information contained in this presentation or to advise you of any changes . Because this presentation was prepared for use in the context of an oral presentation to the Special Committee of the Board of Directors, which is familiar with the business and affairs of the Company, ROTH does not take any responsibility for the accuracy or completeness of any of the material included in this presentation if used by persons other than the Special Committee of the Board of Directors . This presentation is not intended to provide the sole basis for evaluating, and should not be considered a recommendation with respect to, any transaction or other matter . Prior to entering into any transaction the Company and the Special Committee of the Board of Directors should determine, without reliance on ROTH, the economic merits and risks as well as the legal, tax and accounting consequences of any such transaction . This presentation does not constitute an opinion and ROTH’s only opinion is the written opinion that is to be rendered to the Special Committee of the Board of Directors . In preparing this presentation, ROTH has made certain assumptions regarding the information contained herein and certain limitations apply to such information . For a detailed description of these assumptions and limitations, we refer you to the written fairness opinion to be delivered to the Special Committee of the Board of Directors by ROTH .

3 | March 8, 2016 CONFIDENTIAL Table of Contents I. Transaction Overview II. Situation Overview III. Valuation Analysis

4 | March 8, 2016 CONFIDENTIAL I. Transaction Overview 4

Transaction Overview
Implied Purchase Price Valuation

中国易达 CHINA YIDA | March 8, 2016 CONFIDENTIAL

Transaction Value
(in millions except per share amounts)

Proposed Per Share Offer Price	**$3.32**
Diluted Share Count [1]	3.9
Implied Equity Value	**$13.0**
(+) Debt	$126.4
(-) Cash	$2.0
Implied Enterprise Value	**$137.4**

Valuation Summary
(in millions except per share amounts and percentages)

Proposed Per Share Offer Price		**$3.32**
Share Price Day Prior to Offer [2]		$3.02
Premium[3]	Price	
Premium to 1-Day Prior	$3.02	9.9%
Premium to 7-Days Prior	$2.99	11.2%
Premium to 30-Days Prior	$3.21	3.4%
Enterprise Value to Revenue	Revenue	
Enterprise Value / LTM Revenue[4]	$14.8	9.3x
Enterprise Value / 2015E Revenue[5]	$11.6	11.8x
Enterprise Value / 2016E Revenue[5]	$10.4	13.2x
Enterprise Value / 2017E Revenue[5]	$9.4	14.6x
Enterprise Value to EBITDA	EBITDA	
Enterprise Value / LTM EBITDA[4]	($2.2)	NM
Enterprise Value / 2015E EBITDA[5]	($6.2)	NM
Enterprise Value / 2016E EBITDA[5]	($5.5)	NM
Enterprise Value / 2017E EBITDA[5]	($5.5)	NM
Price to Earnings	Earnings	
Price to LTM Earnings[4]	($20.1)	NM
Price to 2015 Earnings[5]	($24.1)	NM
Price to 2016 Earnings[5]	($24.4)	NM
Price to 2017 Earnings[5]	($25.4)	NM
Price to Book Value[4]	Book Value	
Book Value	$87.6	0.1x
Tangible Book Value	$43.7	0.3x
EV/ Tangible Book	$43.7	3.1x

1) Provided by management. Includes common and vested options. Unvested options do not receive consideration
2) As of 10/23/15
3) Source: CapIQ
4) LTM results as of 09/30/15
5) Based on company projections

ROTH Capital Partners

5

6 | March 8, 2016 CONFIDENTIAL II. Situation Overview 6

7 | March 8, 2016 CONFIDENTIAL 0 200,000 400,000 600,000 800,000 1,000,000 1,200,000 $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 China Yida Volume China Yida Share Pricing August 26, 2014 Fujian Taining Golden Lake Tourism Economic Development Industrial Co. acquired Fujian Jintai Tourism Industrial Development Co. for approximately $37.2mm June 3, 2013 Anhui Xingguang Investment Group acquired remaining 60% stake in Anhui Yida Tourism Development Co. for $9.8mm March 9, 2011 China Yida appointed Mr. Laihong Wang as head of the newly formed tourism marketing center. Several other senior managers from Hengdian also joined China Yida . Situation Overview 5 Year Annotated Stock Chart

8 | March 8, 2016 CONFIDENTIAL Five Year Relative Stock Price Performance Situation Overview 5 Year Relative Performance Source: Capital IQ (93.7%) 75.4% 62.8% (150%) (100%) (50%) 0% 50% 100% 150% China Yida Share Pricing S&P 500 Index Russell 2000 Index

9 | March 8, 2016 CONFIDENTIAL III. Valuation Analysis 9

10 | March 8, 2016 CONFIDENTIAL Comparable Companies Premiums Paid Analysis ▪ Compared China Yida’s offer multiple against the multiples of comparable companies. ▪ Compared against similar companies in the following groups: • Hotels, resorts and cruise lines • Amusement parks ▪ Analyzed premiums paid for acquisitions in the industry from 01/01/00 to Present ▪ ROTH analyzed premiums paid to: ▪ 1 - Day Prior ▪ 7 - Days Prior ▪ 30 - Day Prior Precedent Transactions Other Data and Considerations ▪ Compared China Yida’s offer multiple against multiples paid in comparable transactions. ▪ Reviewed comparable transactions from 01/01/10 to Present in the hotels, resorts, cruise lines and amusement parks industry where there was a change of control. ▪ ROTH also considered the following other facts and data: • High and low trading prices for China Yida’s stock over the 52 weeks prior to 10/23/15 • Insiders and Pope Asset Mgmt. control about 81.4% of the Company; this further limits alternatives available to public float shareholders who collectively represent less than 18.6% of total shares outstanding • Stock has significantly underperformed various benchmarks • Chinese “go - private” transactions • China Yida’s ROA analysis results in a negative return on assets • ROTH did not perform a DCF analysis on the Company’s projections as the result would have been negative Valuation Analysis Valuation Methodologies and Key Assumptions

| March 8, 2016
CONFIDENTIAL

Summary of Valuation

I. Comparable Public Company Trading Analysis[1]

	Min	25th PCTL	Median	75th PCTL	Max	Transaction Multiples
EV/LTM REV	0.3x	0.8x	1.7x	2.5x	5.1x	9.3x
EV/2015 REV	0.3x	0.3x	0.9x	3.8x	5.2x	11.8x
EV/2016 REV	0.2x	0.3x	0.7x	3.6x	4.8x	13.2x
EV/2017 REV	0.1x	0.3x	0.7x	3.5x	4.6x	14.6x
EV/LTM EBITDA	6.2x	7.1x	7.9x	12.2x	14.7x	NM
EV/2015 EBITDA	6.2x	8.2x	10.2x	11.9x	13.7x	NM
EV/2016 EBITDA	5.0x	7.4x	9.8x	11.0x	12.3x	NM
EV/2017 EBITDA	4.4x	6.9x	9.3x	10.3x	11.4x	NM
P/LTM E	7.7x	9.9x	22.6x	30.5x	60.8x	NM
P/2015 E	22.4x	25.2x	28.1x	31.0x	33.8x	NM
P/2016 E	16.9x	19.9x	22.9x	26.0x	29.0x	NM
P/2017 E	15.7x	18.5x	21.4x	24.3x	27.1x	NM
EV/T. Book	1.1x	1.1x	1.5x	2.1x	2.9x	0.3x

II. Selected Precedent Transactions[2]

	Min	25th PCTL	Median	75th PCTL	Max	Transaction Multiples
EV/LTM REV	0.3x	1.3x	2.0x	4.5x	19.9x	9.3x
EV/LTM EBITDA	3.7x	8.7x	15.7x	19.8x	47.8x	NM
P/LTM E	9.2x	16.1x	29.6x	36.6x	49.3x	NM
P/Book	0.4x	1.4x	2.0x	3.7x	6.8x	0.1x

III. Premiums Paid Analysis[3]

	Min	25th PCTL	Median	75th PCTL	Max	Transaction Premiums (%)
1-Day Prior (%)	(63.9)	(9.2)	5.9	21.4	45.9	9.9%
7-Days Prior (%)	(64.3)	(7.0)	14.6	28.1	41.6	11.2%
30-Days Prior (%)	(65.0)	(10.3)	19.5	33.5	41.7	3.4%

IV. China Go Privates[4]

	Min	25th PCTL	Median	75th PCTL	Max	Transaction Metrics
EV/LTM REV	0.1x	0.6x	1.2x	2.4x	47.5x	9.3x
EV/LTM EBITDA	0.5x	5.1x	7.8x	13.7x	141.0x	NM
1-Day Prior	(11.4%)	17.6%	22.9%	39.0%	306.3%	9.9%
30-Day VWAP	(17.0%)	17.8%	26.7%	41.5%	312.3%	4.8%

V. 52-Week High-Low[5]

	High	Low	Transaction Price
China Yida Stock Price	$4.50	$1.92	$3.32

1) Publicly traded companies that own and operate hotels, resorts, amusement parks and cruise lines
2) Transactions in the hotels, cruise lines, resorts and amusement parks space from 01/01/10-Present with publicly available data
3) From 01/01/00-Present in the amusement parks space
4) Transactions from 01/01/09-Present
5) Source: CapitalIQ. 10/23/14-10/23/15

ROTH Capital Partners
11

12 | March 8, 2016 CONFIDENTIAL $11.5 $4.0 $3.0 $2.4 $47.8 $19.8 $244.4 $135.2 $135.3 $135.7 $8.6 $136.3 $136.8 $131.9 $37.4 $44.0 $38.1 $33.0 $91.8 $66.8 $451.1 $138.8 $139.4 $141.2 $35.9 $136.4 $136.9 $142.0 $0 $50 $100 $150 $200 $250 $300 $350 $400 $450 $500 EV/LTM REV EV/2015 REV EV/2016 REV EV/2017 REV EV/T. Book EV/LTM REV P/Book 1-Day Prior 7-Days Prior 30-Days Prior EV/LTM REV 1-Day Prior 30-Day VWAP High/Low Public Comps Precedents Premiums Paid Go-privates 52- Week Valuation Range 1 Implied EV: $137.4 1) Based on 25th - 75th percentile

| March 8, 2016
CONFIDENTIAL
中国易达 CHINA YIDA

Valuation Analysis

Comparable Company Multiples

		Diluted	Share Price	Mkt. Cap	TEV	EV/Revenue				EV/EBITDA				P/Earnings				Proj. Growth		LTM Margins (%)			ROA	EV/
Company	Ticker	Shares	03/07/16	03/07/16	03/07/16	LTM	CY 2015	CY 2016	CY 2017	LTM	CY 2015	CY 2016	CY 2017	LTM	CY 2015	CY 2016	CY 2017	15-16	16-17	Gross	EBITDA	Net	%	T. Book
Parks! America	PRKA	74.4	$0.08	$6.2	$9.5	2.1x	NA	NA	NA	7.8x	NA	NA	NA	10.1x	NA	NA	NA	NA	NA	87.6	27.1	13.6	7.8	2.9x
Leofoo	TSEC:2705	330.3	$0.32	$106.5	$170.9	1.9x	NA	NA	NA	14.7x	NA	NA	NA	9.8x	NA	NA	NA	NA	NA	34.4	13.2	12.3	0.6	1.1x
IFA Hotel	DB:IFA	19.5	$6.04	$118.1	$195.2	1.4x	NA	NA	NA	6.2x	NA	NA	NA	7.7x	NA	NA	NA	NA	NA	31.3	23.2	11.4	3.8	1.1x
Tuniu	TOUR	95.5	$9.55	$912.0	$399.5	0.3x	0.3x	0.2x	0.1x	NM	NM	NM	NM	NM	NM	NM	NM	85.4%	37.5%	4.8	(18.9)	(19.1)	(18.5)	1.1x
Aeon Fantasy	TSE:4343	19.7	$18.32	$360.5	$408.2	0.9x	0.9x	0.7x	0.7x	7.9x	NA	NA	NA	60.8x	NA	NA	NA	25.9%	7.5%	10.0	11.7	1.3	3.2	2.2x
H.I.S.	TSE:9603	69.0	$27.30	$1,884.7	$1,393.7	0.3x	0.3x	0.3x	0.3x	6.4x	6.2x	5.0x	4.4x	22.6x	NA	NA	NA	9.4%	12.7%	20.4	5.0	1.9	4.0	1.9x
Cedar Fair	FUN	55.8	$57.71	$3,220.9	$4,683.1	3.8x	3.8x	3.6x	3.5x	10.6x	10.2x	9.8x	9.3x	28.7x	22.4x	16.9x	15.7x	3.9%	3.9%	49.6	35.8	9.1	9.8	NM
Six Flags	SIX	95.6	$52.21	$4,991.2	$6,398.5	5.1x	5.2x	4.8x	4.6x	13.8x	13.7x	12.3x	11.4x	32.3x	33.8x	29.0x	27.1x	6.9%	4.8%	55.2	36.6	12.2	9.2	NM
	Min	19.5	$0.08	$6.2	$9.5	0.3x	0.3x	0.2x	0.1x	6.2x	6.2x	5.0x	4.4x	7.7x	22.4x	16.9x	15.7x	3.9%	3.9%	4.8	(18.9)	(19.1)	(18.5)	1.1x
	25th PCTL	46.8	$4.61	$115.2	$189.1	0.8x	0.3x	0.3x	0.3x	7.1x	8.2x	7.4x	6.9x	9.9x	25.2x	19.9x	18.5x	6.9%	4.8%	17.8	10.0	1.8	2.5	1.1x
	Median	71.7	$13.93	$636.3	$403.8	1.7x	0.9x	0.7x	0.7x	7.9x	10.2x	9.8x	9.3x	22.6x	28.1x	22.9x	21.4x	9.4%	7.5%	32.9	18.2	10.2	3.9	1.5x
	75th PCTL	95.5	$33.53	$2,218.7	$2,216.1	2.5x	3.8x	3.6x	3.5x	12.2x	11.9x	11.0x	10.3x	30.5x	31.0x	26.0x	24.3x	25.9%	12.7%	51.0	29.3	12.3	8.1	2.1x
	Max	330.3	$57.71	$4,991.2	$6,398.5	5.1x	5.2x	4.8x	4.6x	14.7x	13.7x	12.3x	11.4x	60.8x	33.8x	29.0x	27.1x	85.4%	37.5%	87.6	36.6	13.6	9.8	2.9x
China Yida	CNYD	3.9	$3.32	$13.0	$137.4	9.3x	11.8x	13.2x	14.6x	NM	NM	NM	NM	NM	NM	NM	NM	(10.0%)	(10.0%)	36.5	(15.0)	(135.5)	(3.2)	3.1x

Source: Capital IQ & Bloomberg. Projected financials based on median analyst estimates
Enterprise Value = Market Cap + Debt - Cash. All values in millions
LTM as of 09/30/15
All EV/EBITDA multiples less than 0 or greater than 50 are considered "NM"
All P/E multiples less than 0 or greater than 100 are considered "NM"

ROTH Capital Partners
13

Valuation Analysis

Precedent Transactions[1,2]

| March 8, 2016
CONFIDENTIAL

Closed Date	Target	Buyer	Transaction Value ($M)	EV/LTM REV	EV/LTM EBITDA	P/LTM E	P/BV
12/31/15	HNA Innovation	HNA Tourism Holding	$115.4	NM	-	NM	3.6x
12/18/15	China Intl. Travel	Nanhua	$416.6	2.1x	19.6x	31.2x	4.5x
12/09/15	Kuoni Travel	Thomas Cook	$80.4	0.3x	17.6x	-	-
11/13/15	USJ	NBCUniversal	$1,500.0	2.6x	-	-	-
09/24/15	Euro Disney	EDL Holding	$107.2	1.4x	15.8x	-	1.7x
05/26/15	Shanghai Oriental Pearl	Shanghai Oriental Pearl Media	$8,869.6	9.7x	39.1x	39.8x	5.1x
04/30/15	BHG S.A. - Brazil Hospitality	Latin America Hotels	$489.4	4.7x	17.3x	-	1.1x
03/20/15	HANATOUR Service	STIC Investments	$15.4	1.9x	15.7x	28.1x	5.2x
12/05/14	Hurtigruten	TDR Capital	$856.0	1.5x	7.9x	17.2x	2.7x
06/24/14	Co-operative Travel	Mawasem Travel & Tourism	$22.7	1.2x	-	-	-
03/31/14	China United Travel	Xiamen Dangdai	$48.2	17.5x	-	NM	3.7x
03/24/14	Dawn Properties	Lengrah Investments	$6.0	6.1x	20.7x	35.5x	0.4x
01/22/14	Port Aventura	KKR	$271.3	2.2x	-	-	
02/15/13	New Zealand Experience	Rangatira	$14.1	1.5x	5.5x	9.2x	2.0x
12/10/12	Port Aventura Entertainment	InvestIndustrial	$134.3	1.2x	3.7x	-	-
03/12/12	Hurtigruten	Periscopus	$14.7	1.3x	11.9x	-	1.4x
01/18/12	Rusticas	Inversiones Mobiliarias	$153.2	12.9x	NM	-	6.8x
01/17/12	Vinpearl One-member	Vingroup	$940.5	19.9x	47.8x	49.3x	3.7x
11/30/11	Kumhoresort	Kumho Buslines	$241.0	3.9x	30.5x	-	1.2x
07/28/11	Beijing Bayhood	China Jiuhao	$63.8	2.8x	-	-	-
06/15/11	Hurtigruten	Home Capital	$9.1	1.3x	9.0x	NM	1.4x
03/09/10	Hurtigruten	Periscopus	$21.4	1.5x	10.9x	-	1.4x
01/26/10	Pierre & Vacances	-	$35.2	0.4x	6.3x	12.7x	1.0x

	Transaction Value ($M)	EV/LTM REV	EV/LTM EBITDA	P/LTM E	P/BV
Min	$6.0	0.3x	3.7x	9.2x	0.4x
25th PCTL	$22.0	1.3x	8.7x	16.1x	1.4x
Median	$107.2	2.0x	15.7x	29.6x	2.0x
75th PCTL	$343.9	4.5x	19.8x	36.6x	3.7x
Max	$8,869.6	19.9x	47.8x	49.3x	6.8x
China Yida	$137.4	9.3x	NM	NM	0.1x

1) ROTH analyzed transactions in the Leisure, Tourism, Hotels, Amusement Parks, Resorts & Cruise Lines space from 01/01/10-Present that had publicly available data
2) EV/REV, EV/EBITDA and P/E multiples greater than 25x, 50x and 100x, respectively, are considered "NM"

ROTH Capital Partners

14

15 | March 8, 2016 CONFIDENTIAL Valuation Analysis Premiums Paid 1 1) ROTH analyzed closed transactions in the amusement park space from 01/01/00 - Present Closed Date Target Buyer Transaction Value ($M) Target Stock Premium 1 - Day Prior (%) Target Stock Premium 7 - Days Prior (%) Target Stock Premium 30 - Days Prior (%) 12/24/15 E - World Co. E - Land Fashion $29.4 0.0 1.9 (10.3) 09/24/15 Euro Disney EDL Holding $107.2 (63.9) (64.3) (65.0) 02/15/13 New Zealand Experience Rangatira $14.1 (12.2) (10.0) (10.0) 05/21/09 USJ Co Owl Creek Asset Management $1,749.1 22.9 30.9 37.6 06/26/07 Puuharyhma Oyj Aspro Parks $49.5 45.9 41.6 41.7 12/31/05 Six Flags Red Zone $140.4 0.2 19.7 23.8 12/18/03 Parques Reunidos S.A. Advent $263.8 11.6 12.0 32.0 08/31/02 Grévin & Cie SA Compagnie des Alpes $208.4 34.5 34.8 34.0 07/19/02 Danoptra Limited Motion Equity Partners $166.6 17.2 17.2 15.3 06/27/00 Queensborough Cloudburst Holdings $14.1 (46.0) (46.0) (46.0) Min $14.1 (63.9) (64.3) (65.0) 25th PCTL $34.4 (9.2) (7.0) (10.3) Median $123.8 5.9 14.6 19.5 75th PCTL $197.9 21.4 28.1 33.5 Max $1,749.1 45.9 41.6 41.7 China Yida $136.8 9.9 11.2 3.4

Valuation Analysis
China "go-privates"[1]

中国易达 CHINA YIDA | March 8, 2016 CONFIDENTIAL

Company	Date	Status	EV ($M)	EV/LTM REV	EV/LTM EBITDA	Premium as a % of 1 Day Prior	Premium as a % of 30 Day VWAP
China Ming Yang Wind Power Group	11/01/15	Announced	$364.2	0.3x	5.2x	13.1%	20.2%
SORL Auto Parts	10/31/15	Announced	$22.6	NM	0.5x	21.9%	38.3%
Youku Tudou	10/16/15	Announced	$4,317.0	5.3x	NM	30.2%	44.2%
iKang Healthcare Group	08/31/15	Announced	$1,221.0	3.9x	17.0x	10.8%	9.6%
Country Style Cooking Restaurant Chain	08/14/15	Announced	$44.0	0.2x	2.6x	18.9%	13.0%
eLong Inc	08/03/15	Announced	$476.0	3.0x	NM	24.1%	26.7%
Global-Tech Advanced Innovatons	08/01/15	Announced	$2.6	NM	NM	191.7%	169.3%
Mecox Lane	07/21/15	Announced	$31.0	0.6x	9.2x	17.7%	22.1%
E-Commerce China Dangdang	07/09/15	Announced	$357.0	0.3x	NM	20.0%	(17.0%)
YY	07/09/15	Announced	$3,595.0	4.8x	17.2x	17.4%	(3.3%)
China Neqstar Chain Drugstore	07/06/15	Announced	$78.0	0.2x	5.9x	18.2%	(1.7%)
Kongzhong	06/29/15	Announced	$281.0	1.2x	7.3x	21.8%	15.7%
Momo	06/23/15	Announced	$3,118.0	47.5x	NM	20.5%	11.6%
Vimicro Interntional Corp	06/21/15	Announced	$403.0	3.9x	41.1x	9.5%	0.6%
China Information Technology	06/19/15	Announced	$220.0	3.6x	NM	31.9%	12.5%
Airmedia Group	06/19/15	Announced	$326.0	1.3x	NM	70.4%	(4.7%)
iDreamSky Technology Limited	06/13/15	Announced	$481.0	2.5x	NM	(3.8%)	34.1%
Bona Film	06/12/15	Announced	$1,047.0	3.3x	41.1x	6.5%	17.8%
Homeinns Hotel	06/11/15	Announced	$1,624.0	1.6x	7.4x	8.8%	19.5%
21 Vianet Group	06/10/15	Announced	$2,410.0	4.8x	32.6x	15.5%	18.0%
Renren	06/10/15	Announced	$1,022.0	13.9x	NM	2.2%	14.9%
E-House (China) Holdings	06/09/15	Announced	$901.0	1.0x	15.7x	10.0%	19.4%
JA Solar	06/05/15	Announced	$891.0	0.5x	4.1x	19.9%	4.8%
Mindray Medical	06/04/15	Announced	$1,958.0	1.5x	8.5x	(1.7%)	(5.1%)
Taomee Holdings	05/30/15	Announced	$55.0	1.4x	NM	20.0%	12.9%
China Mobile Games and Entertainment Group	05/18/15	Closed	$650.0	2.7x	12.7x	7.9%	6.9%
WuXi PharmaTech	04/29/15	Closed	$3,087.0	4.4x	21.5x	16.5%	17.2%
China Cord Blood	04/27/15	Announced	$216.0	2.1x	4.7x	(11.4%)	8.5%
Xueda Education Group	04/20/15	Announced	$135.0	NM	NM	95.0%	86.3%
Sungy Mobile	04/13/15	Closed	$56.0	0.9x	NM	8.9%	17.8%

1) Transactions from 01/01/09-Present. EV/REV and EV/EBITDA multiples less than 0 and greater than 50x were considered "NM"

ROTH Capital Partners

16

Valuation Analysis
China "go-privates"[1]

CHINA YIDA | March 8, 2016
CONFIDENTIAL

Company	Date	Status	EV ($M)	EV/LTM REV	EV/LTM EBITDA	Premium as a % of 1 Day Prior	Premium as a % of 30 Day VWAP
Jiayuan.com International	03/03/15	Announced	$67.0	0.6x	19.2x	3.4%	(0.7%)
Perfect World	12/31/14	Closed	$662.0	1.1x	5.9x	28.2%	28.0%
Montage Technology Group	03/10/14	Closed	$504.0	4.0x	NM	31.7%	38.4%
Chindex International	02/17/14	Closed	$450.0	2.5x	37.2x	39.9%	44.9%
AutoNavi	02/10/14	Closed	$1,168.0	8.2x	NM	27.0%	36.8%
Shanda Games	01/27/14	Closed	$1,872.0	3.1x	8.2x	25.7%	50.0%
Noah Education	12/24/13	Closed	$22.0	0.6x	2.8x	26.7%	24.3%
Trunkbow International	12/10/13	Closed	$58.0	2.2x	5.5x	22.7%	25.5%
Giant Interactive	11/25/13	Closed	$2,368.0	6.2x	9.5x	18.5%	32.6%
Asia Green Agriculture	11/18/13	Closed	$33.0	0.3x	0.8x	10.0%	22.9%
RDA Microelectronics	10/25/13	Closed	$811.0	2.0x	12.9x	19.0%	23.0%
Charm Communications	09/30/13	Closed	$110.0	0.7x	NM	17.2%	15.0%
Exceed Company	08/17/13	Cancelled	($25.0)	NM	NM	19.5%	41.7%
Spreadtrum Communications	06/20/13	Closed	$1,485.0	1.7x	10.6x	39.1%	56.0%
ChinaEdu Corporation	06/20/13	Closed	$95.0	1.2x	4.5x	19.9%	18.5%
iSoftStone Holdings	06/06/13	Closed	$442.0	0.9x	14.9x	17.6%	26.6%
Le Gaga Holdings	05/21/13	Closed	$165.0	1.8x	3.7x	21.6%	NA
Pactera Technology International	05/20/13	Closed	$452.0	0.7x	8.7x	38.8%	39.7%
UT Starcom	03/27/13	Cancelled	$100.4	0.5x	NM	35.6%	22.6%
Ambow Education Holding	03/18/13	Cancelled	$103.6	0.5x	3.3x	(5.8%)	0.7%
Camelot Infomration Systems	03/12/13	Closed	$36.0	0.1x	NM	36.7%	41.3%
Simcere Pharmaceutical	03/11/13	Closed	$519.0	1.5x	16.7x	21.4%	21.9%
New Energy Systems Group	03/04/13	Cancelled	$16.4	0.3x	NA	251.4%	217.1%
China Shenghuo Pharma	02/15/13	Effective	$0.7	0.4x	NA	NA	NA
MEMSIC	11/10/12	Closed	$69.0	1.3x	NM	153.0%	130.6%
China Shengda Packaging Group	10/15/12	Cancelled	$25.0	0.4x	4.2x	53.8%	40.3%
American Lorain Corp	10/15/12	Cancelled	$107.0	0.5x	3.6x	39.1%	26.4%
Yongye International	10/15/12	Closed	$357.0	0.5x	1.4x	48.2%	53.7%
Ninetown Internet Technology Group	10/12/13	Closed	$5.0	0.3x	NM	66.7%	54.9%
Feihe International	10/03/12	Closed	$275.0	1.0x	10.6x	21.3%	25.9%

1) Transactions from 01/01/09-Present. EV/REV and EV/EBITDA multiples less than 0 and greater than 50x were considered "NM"

ROTH Capital Partners

17

Valuation Analysis
China "go-privates"[1]

CHINA YIDA | March 8, 2016
CONFIDENTIAL

Company	Date	Status	EV ($M)	EV/LTM REV	EV/LTM EBITDA	Premium as a % of 1 Day Prior	Premium as a % of 30 Day VWAP
China Kanghui	09/27/12	Closed	$745.0	13.0x	28.2x	25.5%	23.5%
7 Days Group Holdings	09/26/12	Closed	$666.0	1.6x	7.2x	30.6%	44.3%
3SBio	09/12/12	Closed	$119.0	1.2x	4.5x	44.1%	NA
Syswin	09/07/12	Closed	$27.0	0.4x	NM	28.1%	44.4%
LJ International	08/13/12	Closed	$148.0	0.8x	9.3x	24.2%	23.5%
Focus Media Hodlings	08/12/12	Closed	$2,884.0	3.4x	9.1x	17.6%	40.1%
VanceInfo Technologies	08/10/12	Closed	$428.0	1.3x	15.8x	19.5%	16.0%
ShangPharma	07/06/12	Closed	$142.0	1.2x	8.2x	30.8%	40.6%
Yucheng Technologies	05/21/12	Closed	$79.0	0.9x	7.9x	26.4%	27.3%
China Nuokang	05/09/12	Closed	$83.0	1.9x	9.8x	56.8%	57.3%
China Mass Media Corp.	05/04/12	Closed	$3.5	0.1x	0.9x	100.0%	139.1%
Sino Gas International Holdings	04/28/12	Closed	$124.0	1.8x	8.7x	306.3%	312.3%
Shengtai Pharmaceutical	04/17/12	Under Review	$87.4	0.5x	5.6x	50.0%	71.4%
Winner Medical Group	04/01/12	Closed	$99.0	0.6x	5.1x	33.7%	35.7%
Zhongpin	04/01/12	Closed	$694.0	0.5x	6.5x	46.6%	36.4%
Gushan Environmental Energy	02/24/12	Closed	$35.0	0.2x	3.8x	34.1%	27.9%
China TransInfo Technology	02/19/12	Closed	$152.0	1.0x	8.2x	12.6%	25.6%
AsiaInfo-Linkage	01/20/13	Closed	$574.0	1.2x	5.4x	21.0%	50.3%
Pansoft Company Limited	01/07/12	Closed	$15.0	0.7x	8.1x	106.5%	85.6%
Jingwei International	01/06/12	Closed	$26.5	0.7x	6.0x	64.2%	67.1%
WSP Holdings Limited	12/13/11	Cancelled	$6.0	NM	NM	50.0%	39.6%
Andatee China Marine Fuel Services	11/23/11	Cancelled	$16.6	0.3x	4.4x	20.6%	36.8%
Global Education & Technology Group	11/19/11	Closed	$174.0	3.1x	22.1x	105.0%	213.1%
China GrenTech Corp	11/12/11	Closed	$218.0	0.8x	7.3x	23.0%	35.6%
Shanda Interactive Entertainment	10/15/11	Closed	$1,559.0	1.5x	7.8x	23.5%	25.0%
SOKO Fitness & Spa Group	07/25/11	Closed	$87.0	2.3x	5.8x	21.6%	NA
Tiens Biotech Group	06/27/11	Closed	$150.0	3.5x	15.9x	67.0%	39.9%
Funtalk China Holdings	03/25/11	Closed	$631.0	0.6x	7.3x	17.1%	31.7%
China Fire & Security Group	03/07/11	Closed	$233.8	2.9x	14.4x	43.8%	52.2%

1) Transactions from 01/01/09-Present. EV/REV and EV/EBITDA multiples less than 0 and greater than 50x were considered "NM"

ROTH Capital Partners

18

19 | March 8, 2016 CONFIDENTIAL Premium as a % of Company Date Status EV ($M) EV/LTM REV EV/LTM EBITDA 1 Day Prior 30 Day VWAP Chian Security & Surveillance Technology 01/28/11 Closed $754.0 1.1x 6.5x 33.2% 29.9% Chemspec International 11/11/10 Closed $289.0 1.9x 5.8x 28.2% 23.6% Fushi Copperweld 11/03/10 Closed $205.0 0.7x 3.0x 4.4% (0.8%) Harbin Electric 10/10/10 Closed $762.0 1.8x 6.7x 20.2% 36.3% Tongjitang Chinese Medicines 04/08/10 Closed $103.0 1.4x NM 19.0% 21.0% Sinoenergy 04/09/09 Closed $69.8 2.0x NA 48.4% 78.3% Min ($25.0) 0.1x 0.5x (11.4%) (17.0%) 25th PCTL $69.4 0.6x 5.1x 17.6% 17.8% Median $216.0 1.2x 7.4x 22.9% 26.7% 75th PCTL $664.0 2.4x 12.7x 39.0% 41.5% Max $4,317.0 47.5x 41.1x 306.3% 312.3% China Yida 10/27/15 Announced $ 137.4 9.3x NM 9.9% 4.8% Valuation Analysis China “go - privates” 1 1) Transactions from 01/01/09 - Present. EV/REV and EV/EBITDA multiples less than 0 and greater than 50x were considered "NM"

20 | March 8, 2016 CONFIDENTIAL 0 100,000 200,000 300,000 400,000 500,000 600,000 700,000 800,000 900,000 1,000,000 $1.50 $2.00 $2.50 $3.00 $3.50 $4.00 $4.50 $5.00 China Yida Holding, Co. (NasdaqCM:CNYD) - Volume China Yida Holding, Co. (NasdaqCM:CNYD) - Share Pricing Valuation Analysis Stock Trading History 52 - Week Trading History Prior to Offer Offer Price: $3.32 Price Premium/(Discount) Offer $3.32 1 - Day Prior $3.02 9.9% 7 - Days Prior $2.99 11.2% 30 - Days Prior $3.21 3.4% 52 - Week High $4.50 (26.2%) 52 - Week Low $1.92 72.9%

21 | March 8, 2016 CONFIDENTIAL IV. Appendix

22 | March 8, 2016 CONFIDENTIAL Appendix China Yida Management Projections Actual Projections 2012 2013 2014 2015E 2016E 2017E 2018E Revenue $27.6 $17.8 $13.1 $11.6 $10.4 $9.4 $8.5 EBITDA ($6.2) ($5.5) ($5.5) ($5.4) Net Income ($0.3) ($16.3) ($29.3) ($24.1) ($24.4) ($25.4) ($26.3)